Exhibit 4.1

FOURTH AMENDMENT TO SHAREHOLDERS RIGHTS AGREEMENT

This Fourth Amendment to Shareholders Rights Agreement (this “Amendment”) is made and entered into as of September 25, 2026, by and between Genco Shipping & Trading Limited, a Marshall Islands corporation (the “Company”), and Computershare Inc., a Delaware corporation, as rights agent (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent entered into that certain Shareholders Rights Agreement, dated as of October 1, 2025 (the “Original Agreement”), as amended by the Company and the Rights Agent by that certain First Amendment to Shareholders Rights Agreement (the “First Amendment”), dated as of November 10, 2025, that certain Second Amendment to Shareholders Rights Agreement (the “Second Amendment”), dated as of May 1, 2026, and that certain Third Amendment to Shareholders Rights Agreement (the “Third Amendment”), dated as of June 2, 2026 (the Original Agreement, as so amended by the First Amendment, the Second Amendment, and the Third Amendment, the “Agreement”); and

WHEREAS, Section 27 of the Agreement provides that the Company may, and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Agreement without the approval of any holders of the Rights, including, without limitation, to change, amend or supplement the provisions of the Agreement in any manner that the Company may deem necessary or desirable; and

WHEREAS, the Company has determined that it is desirable in order to further the purposes of the Agreement for the protection and the best interests of the Company and its shareholders to amend the Agreement as provided herein by extending the Final Expiration Date and revising certain provisions pertaining to Qualifying Offers, and by making certain conforming and clarifying changes; and

WHEREAS, all acts and things necessary to make this Amendment a valid agreement according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects authorized by the Company and the Rights Agent.

NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth herein, the Company and the Rights Agent hereby agree as follows:

1.           Amendments to Section 1 of the Agreement.

(a)          The definition of “Final Expiration Date” is hereby amended and restated in its entirety as follows:

“Final Expiration Date” shall mean September 30, 2027.

(b)          A definition of “Governmental Body” is hereby added to Section 1 of the Agreement, in appropriate alphabetical order, as follows:

“Governmental Body” means any (a) nation, state, commonwealth, territory, district, or other jurisdiction of any nature, (b) U.S. federal state or local government, (c) international or multinational government, (d) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, board, tribunal, central bank, bureau, instrumentality, official, organization, regulatory body (including any stock exchange), or other entity and any court, arbitrator, or other tribunal) or (e) private body exercising any regulatory, expropriation or taxing authority.

(c)          A definition of “Material Adverse Effect” is hereby added to Section 1 of the Agreement, in appropriate alphabetical order, as follows:

“Material Adverse Effect” shall mean any fact, condition, circumstance, event, change, effect, development or occurrence that (x) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on or with respect to the businesses, assets, properties, liabilities, results of operations, or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (y) prevent, materially delay or materially impair, or would reasonably be expected to prevent, materially delay or materially impair, the ability of the Company and its Subsidiaries to consummate the Qualifying Offer; provided, however, that solely for purposes of clause (x) above, a Material Adverse Effect shall not include any such facts, conditions, circumstances, events, changes, effects, developments or occurrences to the extent arising from or relating or attributable to: (a) any general change in (i) U.S. or global financial, securities, commodities, or capital markets, (ii) economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including currency exchange rates, interest rates, monetary policy, inflation, commodity prices (including fuel prices), sanctions, trade policies, trade disputes, and tariffs, or (iii) the industries or markets in which the Company or any of its Subsidiaries operate; (b) the negotiation, announcement or pendency of the Qualifying Offer or the transactions contemplated thereby or public or industry knowledge of the Qualifying Offer and the transactions contemplated thereby, in each case, including any impact on the relationship between or among the Company or any of its Subsidiaries and its or their customers, suppliers, distributors, partners, employees and other business relations; (c) any actions required in connection with the Qualifying Offer or taken in accordance therewith, including any action to obtain any approval or authorization under applicable antitrust or competition laws for the consummation of the Qualifying Offer or the transactions contemplated thereby; (d) any hostilities, war (whether or not declared), military activity, act of terrorism, cyberterrorism (including data breaches and ransomware), piracy, sabotage, or any escalation of any of the foregoing, and, in each case, any related disruptions to global trade or maritime activity; (e) any changes after the commencement of the Qualifying Offer in applicable law or regulation (including with respect to import and export controls and carbon pricing), accounting regulations, vessel certification standards, or principles or interpretations of any of the foregoing, in each case, by any Governmental Body; (f) any natural disasters or weather-related events (including earthquakes, fires, floods, hurricanes, tornadoes, typhoons, tsunamis, waterspouts, rogue waves and maelstroms), global health conditions, epidemics, pandemics or disease outbreak (including any quarantine, shelter-in-place, stay-at-home, social distancing, shut down, closure, sequester or any other requirements of law, directive, policy, guideline and recommendation by any Governmental Body in connection with or in response to any epidemic, pandemic or disease outbreak, and any worsening of any epidemic, pandemic or disease outbreak) or any declaration of martial law or similar binding directive by any Governmental Body; (g) any actions taken with the offeror’s consent or at the offeror’s request, or the failure to take any action if such action is prohibited by the Qualifying Offer or if the Company has requested the offeror’s consent to take such action and the offeror has not given such consent;

(h) any change in the Company’s credit ratings, in and of itself (it being understood that the underlying cause of any such decline may be taken into account in determining whether a Material Adverse Effect has occurred, unless otherwise excluded by this proviso); (i) any decline in the market price, or change in the trading volume, of the Common Stock, in and of itself (it being understood that the underlying cause of any such decline or change may be taken into account in determining whether a Material Adverse Effect has occurred, unless otherwise excluded by this proviso); (j) any failure by the Company or its Subsidiaries to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow, cash position, or other financial or operating metrics, in and of itself (it being understood that the underlying cause of any such failure may be taken into account in determining whether a Material Adverse Effect has occurred, unless otherwise excluded by this proviso); or (k) any litigation brought by shareholders of the Company alleging breach of fiduciary duty, violation of securities laws or inadequate disclosure in connection with the Qualifying Offer or any of the transactions contemplated thereby; provided further that the exclusions in clauses (a), (d), (e) and (f) above will not apply if any such facts, conditions, circumstances, events, changes, effects, developments or occurrences have had or would reasonably be expected to have, individually or in the aggregate, a disproportionate effect on the Company and its Subsidiaries, taken as a whole, compared to other Persons that operate in the markets or industries in which the Company or any of its Subsidiaries operate (in which case only the incremental disproportionate impact (to the extent not otherwise excluded by this definition) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

(d)          The following portions of the definition of “Qualifying Offer” are hereby amended as follows:

(i)          Clause (iv) of such definition is hereby amended by (A) replacing the words “24 months” with the words “12 months” and (B) adding the following words at the end of such clause “, it being understood that the requirement set forth in this clause (iv) shall be tested solely as of the commencement of such offer and shall not cease to be satisfied by reason of any change in the market price of the Common Stock of the Company or of the common stock of the offeror following such commencement”.

(ii)        Clause (v) of such definition is hereby amended by replacing the words “the minimum tender condition described below in clause (ix) of this definition and other customary terms and conditions” with the words “the minimum tender condition described below in clause (viii) of this definition, a condition that no Material Adverse Effect shall have occurred after the commencement of such offer within the meaning of Rule 14d-2(a) under the Exchange Act, and other customary terms and conditions”.

(iii)         The following sentence is hereby added to the end of such definition:

Notwithstanding anything to the contrary pertaining to irrevocability in the preceding clauses (vi), (vii), (ix), and (x) of this definition, nothing in any such clauses shall prevent the offeror from withdrawing the offer in the event that a Material Adverse Effect has actually occurred after the commencement of such offer within the meaning of Rule 14d-2(a) under the Exchange Act and is continuing.

2.           Amendment to Section 23(c) of the Agreement.

(a)         In Section 23(c)(i) and Section 23(c)(ii) of the Agreement, each instance of the words “ninety (90) Business Days” is hereby replaced with the words “ninety (90) calendar days”, and the instance of the words “seventy (70) Business Days” in Section 23(c)(i) is hereby replaced with the words “seventy (70) calendar days”.

3.           Amendment to Exhibit B, Form of Rights Certificate.

The reference to “September 30, 2026” in Exhibit B to the Agreement is hereby changed to “September 30, 2027”.

4.           Amendment to Exhibit C, Summary of Rights.

(a)          The “Qualifying Offers” Section of Exhibit C is hereby amended and restated in its entirety as follows:

If the company receives a Qualifying Offer (as defined in the rights agreement) and the company’s board of directors does not redeem the outstanding rights, exempt such Qualifying Offer from the terms of the rights agreement or call a special meeting of the shareholders to vote on whether or not to exempt such Qualifying Offer from the Rights Agreement, in each case within 90 calendar days of the commencement of the Qualifying Offer (the “Board Evaluation Period”), the record holders of 10% or more of the outstanding common stock of the company (excluding the offeror) may submit a written demand directing the board to submit a resolution exempting the Qualifying Offer from the rights agreement to be voted upon at a special meeting to be convened within 90 calendar days following the last day of the Board Evaluation Period (the “Special Meeting Period”). The Board may recommend in favor of or against or take no position with respect to the adoption of the resolution, as it determines to be appropriate in the exercise of the Board’s fiduciary duties.

(b)          The “Expiration of Rights” Section of Exhibit C is hereby amended and restated in its entirety as follows:

The rights expire on the earlier of (1) September 30, 2027 and (2) the exchange or redemption of the rights as described above.

5.	Capitalized Terms. Capitalized terms used but not defined in this Amendment shall have the respective meanings given to them in the Agreement.

6.	Effect of Amendment. Except as expressly provided in this Amendment, the terms of the Agreement shall remain in full force and effect.

7.
Benefits of this Amendment. Nothing in this Amendment shall be construed to give to any Person other than the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the shares of Common Stock) any legal or equitable right, remedy or claim under this Amendment; but this Amendment shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Rights Certificates (and, prior to the Distribution Date, the shares of Common Stock).

8.
Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other applicable authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this

Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that notwithstanding anything in this Amendment to the contrary, if any such term, provision, covenant or restriction is held by such court or authority to be invalid, void or unenforceable and the Board determines in its good faith judgment that severing such invalid, void or unenforceable language from this Amendment would adversely affect the purpose or effect of this Amendment, the right of redemption set forth in Section 23 of the Agreement shall be reinstated and shall not expire until the Close of Business on the tenth day following the date of such determination by the Board; further, provided, however, that if such excluded term, provision, covenant or restriction shall materially and adversely affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign upon ten (10) days’ written notice to the Company.

9.
Governing Law; Jurisdiction. This Amendment shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such jurisdiction applicable to contracts to be made and performed entirely within such jurisdiction. Each party hereto hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each party hereto hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon each party hereto may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 26 of the Agreement. Such mailing shall be deemed personal service and shall be legal and binding upon such party hereto in any such action, proceeding or claim.

10.
Counterparts. This Amendment may be executed in any number of one or more counterparts, and each of such counterparts by the different parties hereto in separate counterparts, each of which when executed shall for all purposes be deemed to be an original, but all such counterparts of which shall together constitute but one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile or other customary means of electronic transmission (e.g., “PDF”) shall be as effective as delivery of a manually executed counterpart hereof.

11.
Descriptive Headings; Rules of Construction. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, whether or not so expressed. The words “hereof”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Amendment as a whole and not to any particular provision of this Amendment, and clause, section, subsection, paragraph and exhibit references are to the clauses, sections, subsections, paragraphs and exhibits of this Amendment unless otherwise specified. The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders. Where a word or phrase is defined herein, unless the context otherwise requires, each of its other grammatical forms shall have a corresponding meaning.

IN WITNESS WHEREOF, the parties hereto have executed this Fourth Amendment to Shareholders Rights Agreement as of the date first set forth above.

GENCO SHIPPING & TRADING LIMITED

By:	/s/ John C. Wobensmith
Name:	John C. Wobensmith
Title:	Chief Executive Officer and President

COMPUTERSHARE INC.

By:	/s/ Eugene Leybovich
Name:	Eugene Leybovich
Title:	SVP, Client Management